December 21, 2018

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Christine Westbrook
Keira Nakada
Jim Rosenberg
Mary Beth Breslin

Re:	Trevi Therapeutics, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted November 19, 2018
CIK No. 0001563880

Ladies and Gentlemen:

On behalf of Trevi Therapeutics, Inc. (the “Company”), we are responding to the comments contained in the letter dated December 18, 2018 (the “Letter”) from the staff (the “Staff”) of the Office of Healthcare & Insurance in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Jennifer L. Good, the Company’s President and Chief Executive Officer, relating to the Confidential Draft Registration Statement on Form S-1 referenced above (the “Draft Registration Statement”). In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement and is confidentially submitting an amendment to the Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter. Page numbers referred to in the responses reference page numbers in the Amended Draft Registration Statement.

Draft Registration Statement on Form S-1 submitted on November 19, 2018

Prospectus Summary

Overview, page 1

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 21, 2018

1.

We note your disclosure on page 3 and elsewhere that you will need to conduct an additional Phase 3 trial to support a new drug application for nalbuphine ER for the treatment of prurigo nodularis. Please remove references here and throughout your registration statement, including in your pipeline development chart, to your ongoing Phase 2b/3 PRISM trial as “pivotal” as this characterization is premature and inappropriate for you to make.

Response:

In response to the Staff’s comment, the Company advises the Staff that, as discussed on page 121 of the Amended Draft Registration Statement, a “pivotal” trial is a trial designed to deliver the data that regulatory authorities will use to decide whether or not to approve, and, if approved, how to appropriately label a drug. The Company’s ongoing Phase 2b/3 PRISM trial is designed to provide such data and accordingly the Company believes that its characterization of the trial as a pivotal trial is appropriate. In order to obtain regulatory approval, the Company will need to conduct two pivotal trials – the PRISM trial and the additional Phase 3 clinical trial referenced in the Amended Draft Registration Statement. The Company sought to be clear in its disclosures in the Amended Draft Registration Statement that the PRISM trial will not be the Company’s sole pivotal trial for nalbuphine ER for the treatment of pruritus associated with prurigo nodularis, and to that end the Company disclosed its plan to conduct the additional Phase 3 clinical trial on pages 3, 20, 43, 77, 84, 96, 98, 103 and 106 of the Amended Draft Registration Statement.

2.

Please remove from your pipeline development chart the clinical program for uremic pruritus as you are not actively developing nalbuphine ER for this indication, as stated on page 3. Please also amend your disclosure to shorten the arrows corresponding to “Other Neurobiologically Mediated Conditions” to denote that you have not yet commenced Phase 2 clinical trials. To the extent the dotted lines are intended to denote that the trials have not started, please revise to make this clear. Additionally, we note your disclosure on page 96 that you intend to initiate a Phase 2a clinical trial to evaluate the safety of nalbuphine ER in patients with IPF. Please add disclosure to the chart to make it clear that the purpose of the Phase 2a trial will be to evaluate safety.

Response:

In response to the Staff’s comment, the Company has revised its pipeline development charts on pages 1 and 94 of the Amended Draft Registration Statement to (i) remove the Company’s uremic pruritus program, (ii) shorten the arrows corresponding to Other Neurologically Mediated Conditions and (iii) add a legend specifying that the dotted line segments indicate that the Company has not yet commenced any clinical trials for these indications and that the Company plans to initiate Phase 2 clinical trials for each indication in 2019. With respect to the Staff’s

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 21, 2018

comment regarding the addition of disclosure to the charts to indicate that the purpose of the planned Phase 2a clinical trial in patients with IPF will be to evaluate safety, the Company advises the Staff that, as disclosed on pages 3, 96, 98 and 112 of the Amended Draft Registration Statement, the planned trial is designed to evaluate safety and to make an initial assessment of efficacy on cough. Accordingly, the Company has not added disclosure to the charts suggesting that the purpose of the planned trial will be solely to evaluate safety.

Our Strengths, page 3

3.

Please revise your disclosure to make it clear that you are not actively developing nalbuphine ER for the treatment of uremic pruritis or remove the reference to “two serious chronic pruritis indications” and the statement that nalbuphine ER has demonstrated statistically significant improvements in patients with uremic pruritus. Additionally, please expand your disclosure to indicate that your observations to date for the treatment of prurigo nodularis are based in part on post hoc analyses due to the limited number of patients who completed treatment in your Phase 2 trial, as discussed on page 93.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 97 of the Amended Draft Registration Statement.

4.

Given that you have one product candidate in development, please tell us why you believe it is appropriate to state that you have a “broad” clinical pipeline. Alternatively, please remove this disclosure.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 97 of the Amended Draft Registration Statement.

5.

We note your disclosure that nalbuphine has an established efficacy and safety profile, and that nalbuphine has been shown to be well-tolerated with a favorable safety profile. You further state that nalbuphine’s mechanism of action mitigates the risk of abuse associated with µ-opioid agonists because it blocks the µ-opioid receptor. Please place this selected disclosure in its full and proper context by expanding your disclosure to discuss the following:

•	your planned human abuse liability (HAL) study, as discussed on page 21;

•	the risk of psychiatric side effects associated with k-opioid receptor agonists, as referenced on page 20; and

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 21, 2018

•	the risk of withdrawal effects, respiratory depression, cardiac and endocrine side effects.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 97 of the Amended Draft Registration Statement to reflect that the Company is assessing the abuse potential of nalbuphine and revised the disclosure on pages 5 and 6 of the Amended Draft Registration Statement to add reference in the Prospectus Summary to the risks associated with opioids.

6.

Please balance your disclosure in this section with a discussion of the challenges you face in successfully commercializing nalbuphine ER, such as labeling and distribution restrictions applicable to similar drugs, as discussed on page 20, and regulatory risk that your sole product candidate may be classified as a controlled substance, as discussed on page 21.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6 of the Amended Draft Registration Statement.

Risks Associated with our Business, page 5

7.

Please expand your disclosure in the eighth bullet point to discuss the difficulties you may face in recruiting and retaining sufficient patients in your clinical trials, as discussed on page 18. Additionally, please expand your disclosure to state that you do not own or exclusively license any composition of matters patents for your sole product candidate.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amended Draft Registration Statement.

Implications of Being an Emerging Growth Company, page 6

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis under separate cover all such materials that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 21, 2018

Risk Factors

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum...., page 62

9.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action” and federal district courts for any claims arising under the Securities Act of 1933, as amended. Please disclose whether this provision applies to actions arising under the Securities Exchange Act of 1934, as amended. Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Amended Draft Registration Statement. The Company further advises the Staff that the anticipated exclusive forum provisions described on pages 63 and 64 of the Amended Draft Registration Statement would not by their terms apply to any suit brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and therefore would not conflict with Section 27 of the Exchange Act. Accordingly, the Company does not intend to specifically identify in its certificate of incorporation that will become effective in connection with the closing of the IPO that suits under the Exchange Act are an example of cases to which these provisions would not apply as the Company believes that it is both unnecessary and inappropriate for a certificate of incorporation to include non-operative language describing matters that are not affected by the provisions of the certificate of incorporation.

Use of Proceeds, page 66

10.

It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of nalbuphine ER through regulatory approval and commercialization. Please indicate how far the proceeds from the offering will allow you to proceed with the continued development of your product candidate, and disclose the sources of other funds needed to reach regulatory approval and commercialization for nalbuphine ER. Refer to Instruction 3 to Item 504 of Regulation S-K.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 21, 2018

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 68 of the Amended Draft Registration Statement.

11.

Please revise the second bullet point to specify the indications that comprise the “other serious neurologically mediated conditions” you mention here and the amount(s) to be allocated to each indication.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Amended Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses

Research and Development Expenses, page 78

12.

You indicate on page 76 that all of your research and development expenses consist of expenses incurred in connection with the development of nalbuphine ER. You also indicate therein that you do not allocate costs by each indication for which you are developing nalbuphine ER. Please consider quantifying in a table for each period presented the amount of costs incurred for internal costs versus external costs and providing further breakout of those types of costs. For example, further breakout for internal costs could include by nature (i.e. certain payroll and personnel costs, stock-based compensation) and a breakout for external costs could include costs incurred by indication or, if not available, by nature (i.e. consulting costs, contract manufacturing costs and fees paid to clinical research organizations).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 82 of the Amended Draft Registration Statement.

Critical Accounting Policies and Use of Estimates Stock-Based Compensation Expense

Common Stock Valuations, page 86

13.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response:

The Company acknowledges the Staff’s request for an explanation of the reasons for any differences between the recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price range, once available, and it will provide such an analysis when it has an estimated offering price range.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 21, 2018

Business

Nalbuphine ER, page 98

14.

As you have not yet secured marketing approval for nalbuphine ER, it is inappropriate for you to state your conclusion that the established efficacy and safety profile of nalbuphine and clinical results to date indicate a “favorable safety and tolerability profile.” The determination whether a product candidate is safe is within the sole authority of the U.S. Food and Drug Administration and comparable regulatory bodies and is based on results observed in all phases of clinical trials. Therefore, please revise your disclosure to remove this statement.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Amended Draft Registration Statement.

Prurigo Nodularis Program

Phase 2 Clinical Trial

Safety Results, page 102

15.

We note your disclosure that no serious adverse events (SAEs) in your Phase 2 trial were assessed as definitely, probably or possibly related to nalbuphine ER. Please expand your disclosure to include all SAEs, irrespective of whether the investigator determined such SAEs were treatment-related. Add similar disclosure where you discuss the safety results of your Phase 2b/3 clinical trial for the treatment of uremic pruritus on page 107.

Response:

In response to the Staff’s comment, the Company advises the Staff that the patient populations in its Phase 2 clinical trial in patients with pruritus associated with prurigo nodularis and its Phase 2b/3 clinical trial in patients with uremic pruritus each had significant rates of concomitant disease, which resulted in a number of SAEs being observed in the trials. As noted in the disclosure on pages 104 and 109 of the Amended Draft Registration Statement, only one of these SAEs was determined to be related to study drug. The Company believes that providing disclosure with respect to all of the other SAEs observed in the trials, all of which the trial investigators determined to be unrelated to study drug, would be misleading to potential investors as it would give undue prominence to events that were unrelated to nalbuphine ER and would obscure the more relevant disclosure that the Company has provided in the Amended Draft Registration Statement with respect to the SAE and other adverse events that were assessed as related to study drug.

U.S. Securities and Exchange Commission

Division of Corporation Finance

December 21, 2018

General

16.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Company acknowledges the Staff’s request and, to the extent any printed prospectus contains any graphics, visual or photographic information that is not included in the Company’s most recent filing of its Registration Statement on Form S-1 for the IPO prior to the time of use of such printed prospectus, the Company will provide proofs of such material to the Staff on a supplemental basis prior to use of such printed prospectus.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6663 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Stuart M. Falber

Stuart M. Falber

Enclosures

cc:	Jennifer L. Good, Trevi Therapeutics, Inc.